May 11, 2005

Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
1/12, Candlebark Court
Research, Victoria 3095 Australia

Re: **ASI Entertainment**
Form 10-KSB for the year ended June 30, 2004
Commission File Number: 0-27881

Dear Mr. Shiels,

We have reviewed your May 3, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. Refer to our prior comment 3. We understand, from your response, that the technological feasibility of the G3CARS was not established until February 2005. If our understanding is correct, then it appears that all related costs incurred prior to that time were properly expensed. From the date that technological feasibility was established in February 2005, we would expect production costs to be capitalized if appropriate under paragraph 5 of SFAS 86. We would also expect capitalization of computer software costs to cease when the product was available for general release to customers. Maintenance and customer support costs should be charged to expense in the manner specified by paragraph 6 of the above referenced statement.

2. It appears, from your response, you intend to capitalize certain costs you incurred in fiscal 2003 and 2004 for G3CARS. If these costs were incurred prior to February 2005, it appears to us that the costs were properly expensed when incurred. After establishment of technological feasibility, it would not be appropriate to restate prior fiscal periods to

subsequently capitalize costs that were previously considered to be R&D costs. Please supplementally explain when and why the fiscal 2004 costs ($77,074) and the fiscal 2003 costs ($42,095) were incurred, how they were accounted for and why it is now appropriate to capitalize them.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy McGann at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief